SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
                  Tender Offer Statement under Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                            NTS-Properties Plus Ltd.
                       (Name of Subject Company (issuer))

                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Mark R. Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014


[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X] third-party tender offer subject to rule 14d-1.
         [ ] issuer tender offer subject to rule 13e-4.
         [X] going private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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     This Amendment No. 2 supplements  and amends the Tender Offer  Statement on
Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on November 30, 2000 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J.D. Nichols and Brian F. Lavin. The Offeror, Mr. Nichols and Mr. Lavin are all affiliates of the subject company, NTS-Properties Plus Ltd. (the "Partnership"). The Original Statement was subsequently amended by filing Amendment No. 1 on February 14, 2001. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. The
Original Statement and this Amendment No. 2 relate to an offer by ORIG to purchase up to 611,266 limited partnership interests in the Partnership.
Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment No. 2 amends the Original Statement by including a Notice to Investors dated March 6, 2001. The Notice to Investors is attached hereto as Exhibit (c)(6).

Item 12.  Material to be Filed as Exhibits.

         (c)(6)            Notice to Investors dated March 6, 2001.



                                        2



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 6, 2001                ORIG, LLC, a Kentucky limited liability
                                      company.

                                      By:/s/ J. D. Nichols
                                      ------------------------------------------
                                      J.D. Nichols, Managing Member


                                      /s/ J. D. Nichols
                                      ------------------------------------------
                                      J. D. Nichols, individually


                                      /s/ Brian F. Lavin
                                      ------------------------------------------
                                      Brian F. Lavin, individually



                                        3



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                                    EXHIBITS
                                    --------

Exhibit
Number                    Description
------                    -----------
(c)(6)                    Notice to Investors dated March 6, 2001.



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                                                                  EXHIBIT (c)(6)



                               Notice to Investors
                               Dated March 6, 2001



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[GRAPHIC OMITTED]

ORIG, LLC

10172 Linn Station Road
Louisville, Kentucky  40223
(502) 426-4800

March 6, 2001


Dear NTS-Properties Plus Investor:

            The Purchase Price for the Offer to Purchase Interest of

                               NTS Properties Plus

                    Has Been Increased to $1.30 per Interest

             and the Offer is Scheduled to Expire on March 30, 2001!


         On November 30, 2000, ORIG, LLC offered to purchase for $1.15 per Interest all of the 611,266 outstanding Interests of NTS-Properties Plus (the "Partnership") that are not owned by affiliates of ORIG, LLC or the Partnership. Due to the market conditions the offer has been increased to $1.30 per Interest.

         Your General Partner has determined that the offer is fair to you and recommends that you tender your Interests based upon, among other factors, the following:

         o        As of  December  31,  1999,  the  independent  auditors of the
                  Partnership issued a "going concern" opinion for the Partnership, which reflects the Partnership's inability to obtain working capital and meet payables, raising questions regarding its long-term viability.

         o Although the year-end financial statements for 2000 have not yet been completed, the General Partner believes that no material changes have occurred to alter the facts and circumstances that led to the above "going concern" opinion, and that a going concern opinion will likely be issued for 2000 as well.

         o The Partnership continues to operate at a deficit and cannot meet capital requirements arising from its joint venture interests, so the Partnership's ownership percentages of the joint ventures will likely continue to decline.

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         o        The  price  offered  is near  the  high  end of a value  range supported by the opinion of an independent third party appraiser, Integra Chapman and Bell.

         o The price is one of the highest prices offered to purchase the Partnership within the past several years.

         If you are an original investor, you will most likely have a tax deductible loss from the sale of your Interests in tax year 2001. Please contact your tax consultant. If you sell your Interests this will be the last tax year for which you will receive a K-1 on the Partnership.

         If you have already submitted paperwork to tender your Interests, no additional paperwork is required. You will automatically receive the increased price of $1.30. Please note that neither ORIG nor the Partnership will impose any fees or expenses in connection with the offer. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Friday, March 30, 2001, to receive the purchase price of $1.30 per Interest.

         The terms and conditions described in the Offer to Purchase and the Letter of Transmittal dated November 30, 2000, and the February 14, 2001 Supplement to the Offer to Purchase are applicable in all respects to the offer. This notice should be read in connection with the Offer to Purchase, Letter of Transmittal and Supplement. If you have any further questions regarding this offer, please call(800) 928-1492 extension 212. The offer will expire on March 30, 2001. Payments will be mailed no later than April 6, 2001, unless the offer is extended.

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